

February 3, 2012

Via E-mail
Frederick W. McTaggart
Chief Executive Officer
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman KY1-1102, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **Response dated January 19, 2012**
> **File No. 0-25248**

Dear Mr. McTaggart:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Material Expenditures and Commitments, page 42

1. We note your response to comment 3 of our letter dated December 29, 2011. We continue to believe you should include disclosure of construction project commitments that are <u>legally binding</u>. In this regard, the contractual obligations table can be

accompanied by footnotes which describe these legally binding obligations. Please revise your disclosure to include commitments relating to legally binding construction projects. Refer to Item 303(a)(5)(i) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 44
Notes to Consolidated Financial Statements, page 50

Note 2. Accounting Policies, page 50

Goodwill and Intangible Assets, page 51

2. We note your response to comment 5 of our letter dated December 29, 2011. Please update your response to provide us a summary of your Step 1 results from your most recent annual goodwill impairment test conducted in the fourth quarter of fiscal 2011. Further, please also provide us with a reconciliation of the fair value of your reporting units to your market capitalization as of October 1, 2011, and explain the underlying reasons for the difference. Lastly, update your critical accounting policies disclosure to discuss the significant estimates, factors, assumptions, and the degree of uncertainty associated with the key assumptions used in your most recent fiscal 2011 goodwill impairment tests, including the consideration given to the Cayman government restructuring the terms of your license to employ a rate of return on invested capital model.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 1. Financial Statements, page 4

Notes to Condensed Consolidated Financial Statements, page 7

Note 7. Investment in OC-BVI, page 12

Baughers Bay Dispute, page 13

3. We note your response to comment 8 of our letter dated December 29, 2011. We read your statement that the carrying value of your investment in OC-BVI represents its market value based upon the discounted cash flows derived by OC-BVI from two sources: (1) the $10.4 million settlement award by the Supreme Court (of which $5 million has been paid to date) and (2) OC-BVI's contract with the BVI government for water supplied from OC-BVI's Bar Bay plant. Please address the following:

- Provide to us the most recent other than temporary impairment analysis including the key assumptions used, and the relative probabilities assigned to each assumption. Please ensure your response addresses the probability assigned to the collection of the remaining settlement award by the Supreme Court.

- Expand your critical accounting estimates disclosure to provide sensitivity with regard to the potential impairment charge that could result from a partial or full non-payment of the remaining amounts owned from the BVI government.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief